SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-19771
                                                         CUSIP NUMBER: 237887104

      (Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: June 30, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form. Please Print or
      Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

      ACORN FACTOR, INC.
      Full Name of Registrant

      Former Name if Applicable

      200 Route 17
      Address of Principal Executive Office (Street and Number)

      Mahwah, New Jersey 07430
      City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

      The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

       Michael Barth            201             529-2026
           (Name)           (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Explanation:

      Set forth below is preliminary consolidated results of operations data for Acorn Factor, Inc. (the "Company") for the quarter and six months ended June 30, 2007 and comparative data for the same periods in 2006.

      The Company had net income of $13.6 and $11.9 million for the quarter and six months ended June 30, 2007, as compared to a net loss of $0.8 and $3.6 million for the quarter and six months ended June 30, 2006.

      Net income for both the quarter and six months ended June 30, 2007 included a non-cash gain of $16.2 million with respect to the public offering of Comverge and a non-cash finance expense of $1.1 million ($1.9 million in the six-months ended June 30, 2007) recorded with respect to the Company's recent private placement of Debentures.

      Sales in the first six months of 2007 decreased by $243,000, or 12%, from $2.0 million in the first six months of 2006 to $1.7 million in the first six months of 2007. Sales in the second quarter of 2007 reflected a decrease of $309,000, or 31%, from $1.0 million in the first quarter of 2007 to $0.7 million in the second quarter of 2007. The decreases for both periods were attributable to decreases in both RT Solutions and OncoProTM segment sales due to reduced project backlogs, as well as an allocation of resources to adapt our OncoProTM software product to the US market.

      Gross profit in the first six months of 2007 decreased by $232,000 from $573,000 to $341,000, compared to the first six months of 2006. The decrease was primarily attributable to decreased gross profits in the RT Solutions segment due to both lower sales and lower margins due to the inclusion in 2006 periods of certain project sales with relatively high gross profit margins. Gross profit in the second quarter of 2007 decreased by $289,000 from $345,000 to $56,000, in comparison to the second quarter of 2006, primarily due to the decrease in RT Solutions sales and margins.

        Selling, marketing, general and administrative expenses ("SMG&A") in the first six months of 2007 decreased slightly ($107,000) from $2.0 million to $1.9 million compared to the first six months of 2006, and was stable at $1.0 million for both the second quarters of 2007 and 2006. SMG&A expenses have decreased in the Company's dsIT subsidiary, however this decrease has been partially offset by increases in corporate SMG&A expense.


      In April 2007, Comverge completed its initial public offering. As a result of the Comverge offering, the Company recorded an increase in its investment in Comverge and recorded a non-cash gain of $16.2 million in "Gain on public offering of Comverge". Subsequent to the offering, the Company no longer accounts for its investment in Comverge under the equity method and accounts for its Comverge investment under the cost method.

      Due to certain restrictions relating to the Comverge shares held by the Company, not all the Company's 2,786,021 Comverge shares were considered "available-for-sale" at June 30, 2007 under applicable accounting standards. The Company's management has determined that at June 30, 2007, approximately 543,000 shares of Comverge's common stock can be considered unrestricted under the provisions of the applicable accounting standards, and accordingly recorded an increase in its investment balance and an increase in accumulated other comprehensive income in the shareholders' equity section of the balance sheet by $14.0 million with respect to the recording those shares at fair market value.

      The Company expects that at the end of the third quarter of 2007, the Company's entire investment in Comverge's common stock will be considered "available-for-sale" under applicable accounting standards and will be reflected on the Company's balance sheet at its fair market value on September 30, 2007.

      Finance expense, net, increased in the first six months of 2007 as compared to the first six months of 2006 from $6,000 to $2.1 million. Finance expense, net, also increased in the second quarter of 2007 as compared to the second quarter of 2006 from $20,000 to $1.3 million. The increases are entirely attributable to the finance costs associated with our private placement of convertible debt in the first and second quarters of 2007.

      In the first six months of 2007, the Company recognized losses of $356,000 representing its approximately 33% share of Paketeria's losses for the period and amortization expense associated with acquired non-compete and franchise agreements and the change in value of a put option. In addition, the Company also recognized additional losses totaling $32,000 with respect to stock compensation expense associated with an option grant.

      Certain statements made above are forward-looking in nature. Whether such statements ultimately prove to be accurate depends upon a variety of factors that may affect the Company's business and operations. Many of these factors are described in the Company's most recent Annual Report on Form 10-K as filed with Securities and Exchange Commission.


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                               Acorn Factor, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ACORN FACTOR, INC.

Date: August 15, 2007                   By: /s/ SHELDON KRAUSE
                                          ------------------------
                                          Sheldon Krause, Secretary
                                          Authorized Representative